Exhibit 12.1

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollar amounts in millions)
(Unaudited)

	Three Months Ended March 31
	2013	2012
Consolidated Companies
Income from continuing operations before income taxes	$721	$633
Interest expense	67	71
Interest factor in rent expense	24	23
Amortization of capitalized interest	2	3

Equity Affiliates
Share of 50%-owned
Income from continuing operations before income taxes	2	1
Interest expense	—	—
Interest factor in rent expense	—	—
Amortization of capitalized interest	—	—
Distributed income of less than 50%-owned	—	—
Earnings	$816	$731

Consolidated Companies
Interest expense	$67	$71
Capitalized interest	5	2
Interest factor in rent expense	24	23

Equity Affiliates
Share of 50%-owned
Interest and capitalized interest	—	—
Interest factor in rent expense	—	—

Fixed charges	$96	$96
Ratio of earnings to fixed charges	8.50	7.61